1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com philip t. hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

July 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004

Attn:	Mr. Raymond Be

Re:	Sound Point Meridian Capital, Inc. Amendment No. 2 to Registration Statement on Form N-2 File Nos. 333-286054 and 811-23881

Dear Mr. Be:

On behalf of Sound Point Meridian Capital, Inc. (the “Company”), this letter responds to the comment issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a call on July 2, 2025, between Raymond Be of the Staff and Theresa Hyatte of Dechert LLP, relating to the Company’s Amendment No. 2 to the registration statement on Form N-2 filed with the SEC on June 25, 2025 (the “Second Amended Registration Statement”). The Company has considered your comment and has authorized us to make the response and changes discussed below on its behalf.

For your convenience, the Staff’s comment is included in this letter and is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Second Amended Registration Statement.

1.	Comment: Supplementally advise how the Company anticipates attaining the 35% level of leverage, including relative portions attributable to borrowings versus preferred securities. Revise the disclosure to make clear that, if true, the reference to 35% will be the total leverage including the leverage effects of the preferred shares. To the extent that the Company intends to make such clarification in a prospectus supplement, please provide the proposed language in a response letter.

Response: The Company supplementally confirms that it anticipates incurring leverage in an amount up to approximately 35% of its total assets through borrowings and through the issuance of preferred stock or debt securities. The relative portion of leverage attributable to borrowings is anticipated to be 16.7%, and the relative portion attributable to preferred stock is anticipated to be 18.3%. The Company has complied, and anticipates continuing to comply, with the applicable limitations on leverage set forth in Section 18 of the Investment Company Act of 1940. The Company intends to revise the disclosure in a prospectus supplement as follows (new disclosure underlined; deleted disclosure struck through). These edits will be incorporated in disclosure on pages 5-6 under the section “PROSPECTUS SUMMARY—Financing and Hedging Strategy” and on pages 56-57 under the section “BUSINESS—Certain Investment Techniques—Leverage”.

July 2, 2025 Page 2

We currently anticipate incurring leverage in an amount up to approximately 35% of our total assets (as determined immediately after the leverage is incurred) through borrowings under the CIBC Credit Facility described below, and through the issuance of preferred stock or debt securities.

~~by virtue of our entering~~ We have entered into a Credit Agreement (the “CIBC Credit Facility”) with the lenders from time to time party thereto and Canadian Imperial Bank of Commerce (“CIBC”), as administrative agent, on July 8, 2024~~, and potentially other credit facilities, or through the issuance of preferred stock, including our Series A Preferred Shares and our Series B Preferred Shares, or debt securities~~. We entered into the CIBC Credit Facility, and may enter into other revolving facilities, in order to allow us to draw capital in the case that current cash available to pay dividends is lower than our anticipated run-rate cash dividend, or in the case that asset values in the CLO market fall in a way as to make new investments attractive, in which case we may incur leverage (including the issuance of preferred stock or debt securities) in excess of approximately 35% of our total assets. The Adviser will decide whether or not it is beneficial to us to use leverage at any given time. Such facilities would be committed, but subject to certain restrictions that may not allow us to draw capital even if the Adviser deems it favorable to do so. Such facilities, if drawn, would become senior in priority to our common stock. The facilities would also earn an undrawn commitment fee that we would pay on an ongoing basis, regardless of whether we draw on the facilities or not.

Instruments that create leverage are generally considered to be senior securities under the 1940 Act. With respect to senior securities representing indebtedness (i.e., borrowings or deemed borrowings, including the CIBC Credit Facility), other than temporary borrowings, as defined under the 1940 Act, we are required under current law to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness. With respect to senior securities that are equity (i.e., shares of preferred stock, including the Series A Preferred Shares and the Series B Preferred Shares), we are required under current law to have an asset coverage of at least 200%, as measured at the time of the issuance of any such shares of preferred stock and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding shares of preferred stock.

*       *      *

The Company believes that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at 202.261.3460 if you wish to discuss this correspondence further.

Sincerely,

DECHERT DRAFT
/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Philip T. Hinkle, Dechert LLP
Steven B. Boehm, Eversheds Sutherland (US) LLP
Payam Siadatpour, Eversheds Sutherland (US) LLP
Raymond Be, Securities and Exchange Commission